First Trust Specialty Finance and Financial Opportunities Fund
                             120 East Liberty Drive
                                   Suite 400
                            Wheaton, Illinois 60187


                               February 18, 2015


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


      Re:   First Trust Specialty Finance and Financial Opportunities Fund
                     (Registration Nos. 333-200618 and 811-22039)


Ladies and Gentlemen:

      The undersigned, First Trust Specialty Finance and Financial Opportunities Fund, Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2, filed on February 11, 2015, so that the same may become effective at 12:00 p.m., Eastern Time on February 18, 2015, or as soon thereafter as practicable.

       The Registrant hereby acknowledges that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

          o the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Very truly yours,

                                First Trust Specialty Finance and Financial
                                    Opportunities Fund


                                By: /s/ W. Scott Jardine
                                    ----------------------------------------
                                        W. Scott Jardine, Secretary